SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

lvalentino@sidley.com (312) 853 7696	FOUNDED 1866

December 3, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck

Re:	Aviv Healthcare Properties Limited Partnership
Aviv Healthcare Capital Corporation
Registration Statement on Form S-4
Filed October 31, 2013
File No. 333-192013

Ladies and Gentlemen:

On behalf of Aviv Healthcare Properties Limited Partnership, Aviv Healthcare Capital Corporation and the additional registrants (collectively, “Aviv”) set forth in the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), we are writing in response to the comments contained in the Staff’s comment letter dated November 25, 2013 (the “Comment Letter”) with respect to the Registration Statement. Concurrently herewith, Aviv has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. For your convenience, three (3) courtesy copies of this letter and Amendment No. 1, which have been marked to show the changes from the initial Registration Statement as filed on October 31, 2013, are also being delivered to Mr. Coy Garrison.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of Aviv. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on October 31, 2013; page numbers and other similar references used in Aviv’s responses refer to Amendment No. 1.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

December 3, 2013

General

Staff comment No. 1:

We note your disclosure that you are registering the new 6% Senior Notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 198). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registered the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

Enclosed herewith is a supplemental letter stating that Aviv is registering the exchange offer in reliance on the Staff’s position contained in the Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter includes the representations referred to in such no-action letters.

Incorporation of Certain Information by Reference, page 118

Staff comment No. 2:

We note that on page 118, it appears that you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. We also note that after the Form S-4 was filed, Aviv REIT, Inc. and Aviv Healthcare Properties, LP filed a combined Form 10-Q for the quarter ended September 30, 2013. Please amend your registration statement to specifically incorporate by reference the latest quarterly report and any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:

In response to the Staff’s comment, Aviv has revised its disclosure on page 118 of Amendment No. 1.

* * * * *

Securities and Exchange Commission

December 3, 2013

If you wish to discuss Amendment No. 1 to the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7696.

Sincerely,

/s/ Luke J. Valentino

Luke J. Valentino

Encl.

cc:	Craig M. Bernfield, Aviv REIT, Inc.

Aviv Healthcare Properties Limited Partnership

Aviv Healthcare Capital Corporation

303 West Madison Street, Suite 2400

Chicago, IL 60606

December 3, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck

Ladies and Gentlemen:

In registering the 6% Senior Notes due 2021 (the “Exchange Notes”) to be received in exchange for the privately placed 6% Senior Notes due 2021 (the “Old Notes”) pursuant to the exchange offer of the Exchange Notes for the Old Notes (the “Exchange Offer”), Aviv Healthcare Properties Limited Partnership and Aviv Healthcare Capital Corporation (together, the “Issuers”) are relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the Securities and Exchange Commission’s letter to Shearman & Sterling (avail. July 2, 1993). Neither the Issuers nor their affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K, if the resales are of Exchange Notes obtained by such holder in exchange for Old Notes acquired by such holder directly from the Issuers.

Neither the Issuers nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer. The Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

The Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	a representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and

(b)	if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Finally, the Issuers will require that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer confirm that it has not entered into any arrangement or understanding with any of the Issuers or any of their affiliates to distribute the Exchange Notes.

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Very truly yours,

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

By:	Aviv REIT, Inc., its General Partner

By:	/s/ Craig M. Bernfield
Name: Craig M. Bernfield
Title: Chief Executive Officer

AVIV HEALTHCARE CAPITAL CORPORATION

By:	/s/ Craig M. Bernfield
Name: Craig M. Bernfield
Title: Chief Executive Officer

Representation Letter